Exhibit 99.1

Arbe Announces Q4 and Full Year 2024 Financial Results

TEL AVIV, Israel, March 5, 2025 /PRNewswire/ -- Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE) (“Arbe”), a global leader in Perception Radar solutions, today announced financial results for its fourth quarter and full year ended on December 31, 2024.

Q4 and Full Year 2024 Company Highlights:

Successful Capital Raise:

Arbe successfully completed fundraising initiatives aimed at fortifying the company’s financial position and providing long-term stability, raising a total of approximately $70 million, through the following transactions:

●	$33 million raised through an underwritten registered direct offering, which included the exercise of a $4 million over-allotment option by the underwriters, led by Canaccord Genuity, which closed in January 2025.

●	$21.5 million released to the Company in January 2025 from the escrow account following the conversion of convertible bonds issued on the TASE in 2024.

●	$15 million raised in an underwritten public offering that closed in November 2024, led by Canaccord Genuity, along with $0.5 million raised in January 2025 from the exercise of warrants issued as part of the November 2024 offering.

Customer Engagements:

●	Arbe experienced significant increase in both the scale and depth of our OEM (Original Equipment Manufacturer) engagements in 2024. The company is currently active with 15 OEMs, 11 of which have advanced to the bid stage, and 8 have entered the advanced perception project phase. Additionally, our RFI and RFQ pipeline remains strong and is steadily expanding.

●	Arbe’s chipset was chosen by a top 10 global OEM to develop its next-generation imaging radar.

●	Zenseact, specializing in AI and software solutions, and Arbe’s tier 1 Sensrad have announced a joint exploration of 4D high-resolution imaging radar to enhance safety in automated driving.

●	Arbe collaborated with a leading European truck manufacturer to integrate its radar chipset into the manufacturer’s self-driving sensor suite.

●	HiRain Technologies accelerated the development of an ADAS system for a Chinese OEM, aiming to replace LiDAR with Arbe’s radar chipset.

●	Sensrad signed a framework agreement to supply 4D imaging radars, powered by Arbe’s chipset, to Tianyi Transportation Technology in China for vehicle-road-cloud integration technology.

Collaborations:

●	NVIDIA collaborated with Arbe to enhance radar-based free space mapping and AI-driven capabilities, Arbe’s high-resolution radar integration with the NVIDIA DRIVE AGX in-vehicle computing platform was showcased at CES 2025.

●	Horizon Robotics, a premier provider of computing solutions for ADAS and AD, presented the integration of Weifu’s 4D Imaging Radar, powered by Arbe’s chipset, with Horizon’s Journey 6 Automotive AI processor, as part of their ecosystem at the 2024 Beijing International Automotive Exhibition.

Growing Potential Market Demand:

Arbe has experienced increasing interest in its radar technology from leaders in the automotive industry, as well as from emerging verticals beyond automotive, and is actively working with customers to address these opportunities.

“We are excited about the progress we have made in product development and the strong industry relationships we have built in 2024,” said Kobi Marenko, Chief Executive Officer. “It is now evident that hands-free, eyes-off driving requires imaging radar capabilities that we believe only Arbe and a select few other companies can provide. While the decision-making process and development timelines have taken longer than initially anticipated, we have not received negative responses or missed any opportunities, and the total addressable market continues to expand. Based on our current engagements and our ability to secure and execute contracts with leading OEMs, we estimate that by 2030, we should be able to ship approximately 5 million imaging radar chipsets to our customers.

“We are also encouraged by the strong investor confidence in Arbe, demonstrated by our recent fundraising efforts, which raised nearly $70 million. This funding enhances our financial resilience, strengthens our ability to execute on our growing RFI and RFQ pipeline, and solidifies our competitive position. The continued support from investors, including AWM Special Situations Fund, one of our largest shareholders, which has now invested in Arbe’s fundraising rounds for the third time, reinforces confidence in our vision and strategy. With an improved liquidity position and a clear path forward, we believe we are accelerating our trajectory toward profitability and are well positioned to drive broader adoption of our radar technology in the automotive industry,” concluded Marenko.

Fourth Quarter and Full Year 2024 Financial Highlights

Revenues for Q4 2024 were $0.1 million, compared to $0.35 million in Q4 2023. Full year 2024 revenues were $0.8 million, a decrease from $1.5 million in 2023. Backlog as of December 31, 2024, represents $0.3 million.

Gross margin loss in Q4 2024 was similar to the gross margin loss in Q4 2023, at a level of $0.2 million. Q4 2024 gross margin loss resulted from low quarterly revenue. Gross margin for the full year of 2024 was a $0.8 million loss compared to a $0 gross margin in 2023. Year over year gross margin reduction is mainly related to the low level of revenue and to the increase in labor cost.

Operating expenses in Q4 2024 were $12.6 million, compared to $11.9 million in Q4 2023. Operating expenses for the full year of 2024 were $48.9 million, compared to $46.8 million in 2023. The increase in operating expenses was primarily a result of non-cash share-based compensation expense. Additionally, the increase in production ramp up related costs, the doubtful debt provisions, and to a lesser extent, the increase in labor cost, were offset by a decrease in research and development due to the finalization of costs related to our advanced production stage and the savings in our D&O insurance.

Net loss in the fourth quarter of 2024 was $12.2 million compared to a net loss of $9.3 million in the same period of 2023. Net loss for the full year of 2024 was $49.3 million compared to a net loss of $43.5 million last year. 2024 Net loss included financial income of $0.3 million compared to $3.4 million of financial income in 2023. 2024 financial income resulted from interest deposits and warrants revaluation income partially offset by bond financing expenses

Adjusted EBITDA in Q4 of 2024, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, yielded a loss of $9.0 million, compared with a loss of $8.2 million in the fourth quarter of 2023. Adjusted EBITDA for the full year of 2024 amounted to a $33.3 million loss, a slight decrease from the $32.5 million loss in 2023. We believe that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

Balance Sheet and Liquidity

As of December 31, 2024, Arbe had $24.6 million in cash and cash equivalents and in short term bank deposits. In January 2025, we further bolstered our balance sheet with gross proceeds of $54.5 million, which includes $33 million gross from an underwritten registered direct public offering and $21.5 million from the release of escrowed funds following the conversion of a portion of our outstanding convertible bonds.

Outlook

Arbe’s leading radar technology remains a top priority for key decision-makers in the automotive industry. Recent cash infusions totaling nearly $70 million further underscore investor confidence in Arbe’s market potential and growth trajectory.

●	While broader economic shifts have led to short-term delays in automakers’ roll-out of advanced driver assistance systems, decision timelines have been extended. As a result, Arbe continues to engage closely with industry leaders, advancing through RFQ stages and reinforced its position for adoption. We continue with our goal to pursue four design-ins with automakers in 2025.

●	2025 annual revenues are expected to be in the range of $2 million to $5 million and will be weighted towards the end of the year.

●	We significantly strengthen our balance sheet, and adjusted EBITDA for 2025 is projected to be in the range of ($29 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today, March 5, 2025, at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. We encourage participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: 1-(844) 481-3015

International: 1-(412) 317-1880

Israel Toll Free: 1-809-212-373

A telephonic replay of the conference call will be available until March 19, 2025, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: 1-(877) 344-7529

International: 1-(412) 317-0088

Access ID: 3040322

A live webcast of the call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=beGOPXjP or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Information contained on, or that can be accessed through, our website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Logo: https://mma.prnewswire.com/media/803813/Arbe_Robotics_Logo.jpg

Investor Relations: Miri Segal, MS-IR, msegal@ms-ir.com, 917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2024	December 31, 2023
Current Assets:	(Unaudited)	(Unaudited)
Cash and cash equivalents	13,488	28,587
Restricted cash	280	163
Short term bank deposits	10,793	15,402
Trade receivable	153	1,258
Other assets – funds held in escrow	30,417	-
Prepaid expenses and other receivables	2,500	2,026
Total current assets	57,631	47,436

Non-Current Assets
Operating lease right-of-use assets	1,782	1,740
Property and equipment, net	1,374	1,309
Total non-current assets	3,156	3,049

Total assets	60,787	50,485

Current liabilities:
Trade payables	624	1,149
Operating lease liabilities	551	436
Employees and payroll accruals	3,283	2,916
Convertible bonds	30,614	-
Accrued expenses and other payables	1,334	1,710
Total current liabilities	36,406	6,211

Long term liabilities
Operating lease liabilities	1,457	1,306
Warrant liabilities	428	875
Total long-term liabilities	1,885	2,181

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*)	*)
Additional paid-in capital	275,453	245,733
Accumulated Deficit	(252,957)	(203,640)
Total shareholders’ equity	22,496	42,093

Total liabilities and shareholders’ equity	60,787	50,485

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	99	347	768	1,470
Cost of revenues	308	536	1,553	1,508
Gross loss	(209)	(189)	(785)	(38)

Operating Expenses:
Research and development, net	9,019	8,446	35,091	34,082
Sales and marketing	1,187	1,528	5,430	5,194
General and administrative	2,420	1,934	8,347	7,571
Total operating expenses	12,626	11,908	48,868	46,847

Operating loss	(12,835)	(12,097)	(49,653)	(46,885)

Financial income, net	(639)	(2,812)	(336)	(3,385)

Net loss	(12,196)	(9,285)	(49,317)	(43,500)

Basic net loss per ordinary share	(0.15)	(0.12)	(0.61)	(0.60)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	81,946,370	77,837,624	80,949,032	72,021,520

Diluted net loss per ordinary share	(0.15)	(0.12)	(0.61)	(0.61)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	81,946,370	77,837,624	80,949,032	72,053,372

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash flows from operating activities:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	(12,196)	(9,285)	(49,317)	(43,500)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	148	142	585	557
Share-based compensation	3,143	3,584	14,542	13,012
Warrants to service providers	547	197	1,186	629
Revaluation of warrants	(112)	(266)	(447)	(756)
Revaluation of convertible bonds	(221)	-	(81)	-
Issuance costs related to convertible bonds	-	-	737	-

Change in operating assets and liabilities:
Decrease in trade receivable	465	508	1,105	694
Increase in prepaid expenses and other receivables	(386)	(749)	(474)	(187)
Operating lease ROU assets and liabilities, net	59	90	224	86
Increase (decrease) in trade payables	(346)	549	(553)	(103)
Increase in employees and payroll accruals	187	396	367	55
Increase (decrease) in accrued expenses and other payables	463	(110)	(376)	(3,899)
Decrease in deferred revenue	-	(101)	-	(101)

Net cash used in operating activities	(8,249)	(5,045)	(32,502)	(33,513)

Cash flows from investing activities:
Change in bank deposits	(10,773)	10,213	4,609	(15,002)
Purchase of property and equipment	(65)	(59)	(622)	(249)

Net cash provided by (used in) investing activities	(10,838)	10,154	3,987	(15,251)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	13,787	-	13,787	22,496
Issuance costs related to convertible bonds	-	-	(459)	-
Proceeds from exercise of options	-	-	205	703

Net cash provided by financing activities	13,787	-	13,533	23,199

Effect of exchange rate fluctuations on cash and cash equivalent	(190)	768	258	47

Increase (decrease) in cash, cash equivalents and restricted cash	(5,110)	4,341	(15,240)	(25,612)
Cash, cash equivalents and restricted cash at the beginning of period	19,068	23,641	28,750	54,315

Cash, cash equivalents and restricted cash at the end of period	13,768	28,750	13,768	28,750

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
GAAP net loss attributable to ordinary shareholders	(12,196)	(9,285)	(49,317)	(43,500)

Add:
Stock-based compensation	3,143	3,584	14,542	13,012
Warrants to service providers	547	197	1,186	629
Revaluation of warrants and accretion	(112)	(266)	(447)	(756)
Convertible bonds accretion	(221)	-	(81)	-
Non-recurring expenses related to convertible bonds and ATM	-		805	214

Non-GAAP net loss	(8,839)	(5,770)	(33,312)	(30,401)

Basic Non-GAAP net loss per ordinary share	(0.11)	(0.07)	(0.41)	(0.42)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	81,946,370	77,837,624	80,949,032	72,021,520

Diluted Non-GAAP net loss per ordinary share	(0.11)	(0.07)	(0.41)	(0.42)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	81,946,370	77,837,624	80,949,032	72,053,372

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
GAAP net loss attributable to ordinary shareholders	(12,196)	(9,285)	(49,317)	(43,500)

Add:
Financial income, net	(639)	(2,812)	(336)	(3,385)
Depreciation	148	142	585	557
Stock-based compensation	3,143	3,584	14,542	13,012
Warrants to service providers	547	197	1,186	629
Non-recurring expenses related to ATM	-	-	68	214

Adjusted EBITDA	(8,997)	(8,174)	(33,272)	(32,473)